Exhibit 99.108

CHANGE OF STATUS REPORT

(Section 11.2 of National Instrument 51-102)

TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Office of the Superintendent of Securities, Service Newfoundland and Labrador

RE:	SolarBank Corporation (the “Corporation”)

Effective February 13, 2024, the Corporation’s common shares ceased trading on the Canadian Securities Exchange, and effective February 14, 2024, the Corporation’s common shares became listed on the Cboe Canada Exchange. As a result, the Corporation ceased to be a “venture issuer” as defined under National Instrument 51-102 on February 14, 2024.

SOLARBANK CORPORATION

Per:	“Olen Aasen” (signed)
Name:	Olen Aasen
Title:	Director